Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Third Coast Aviation Inc.
11200 Blume Avenue
Houston, TX 77034
https://thirdcoastaviation.com

Up to $107,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

> **Company:** Third Coast Aviation Inc.
> **Address:** 11200 Blume Avenue, Houston, TX 77034
> **State of Incorporation:** WY
> **Date Incorporated:** July 26, 2018

Terms:

> **Equity**

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $107,000.00 | 107,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $400.00

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Voting Proxy

All investors purchasing shares in this offering agree to grant their voting rights to the Chief Executive Officer of the Company (or his or her successor) as proxy on their behalf, subject to the terms below:

> **Voting Proxy.** Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Perks*

- If you invest $1,000.00, you will receive **TCA flight bag with TCA pen**.
- If you invest $2,000.00, you will receive **TCA flight bag with a signed copy of The Operations Management Tool Chest**.
- If you invest $4,000.00, you will receive a **Discovery Flight**.
- If you invest $15,000.00, you will receive a **2 hour flight** with one of our pilots and aircraft from Ellington Field.
- If you invest $25,000.00, you will receive **dinner with our management team** in Houston, Texas and TCA t-shirt, flight bag and pen.

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Third Coast Aviation Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 Common Stock, meaning you'll own 100 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Third Coast Aviation is a Texas Gulf Coast aviation company providing Part 61 flight training, aircraft acquisition, sales, and management services. Our seasoned Certified Flight Instructors (CFI, CFII, and MEI) deliver flight training from Discovery Flights to Private Pilot License (PPL), Commercial Pilots License (CPL), CFI and beyond. Surprisingly rare, TCA customer service helps individuals transition into professional careers through our partnerships with regional air carriers such as GoJet Airlines Inc.; our business-to-business ('B2B') clientele provides growth opportunity and longevity for our staff of Certified Flight Instructors ('CFI'), maintenance professionals, and an exhilarating place for our students to learn.

Third Coast Aviation's Texas operating subsidiary, Third Coast Aviation LLC, was founded in January 2017 by Robert Anthony Boulanger. In July 2018, the Third Coast Aviation Inc. was incorporated in Wyoming. In January 2019, Third Coast Aviation Inc. purchased all the outstanding membership units of Third Coast Aviation LLC in exchange for common stock shares. All operations continue within the operating subsidiary with Robert Anthony Boulanger continuing as the managing member of Third Coast Aviation LLC and President of Third Coast Aviation Inc.

Competitors and Industry

The U.S. Federal Aviation Administration ('FAA') breaks flight training into Part 61 which is Certified Flight Instructor ('CFI') led and has very little barriers to entry and Part 141 which is highly regulated and structured. There are many Part 61 schools throughout the U.S., with most of them having less than $100,000 in revenue and less than 10 students per year - basically a "bubba, a plane and a truck". There are less 141 schools, currently only 55 in Texas, and there are significant barriers to entry into the 141 training realm, but the costs and the structure make it less attractive to many students.

Current Stage and Roadmap

Third Coast Aviation ('TCA') is emerging from a startup phase wherein we "learned the ropes" of aviation training from the standpoint of a professional operations manager - our President, Tony Boulanger literally wrote the book on operations management and used that knowledge to map out further stages of development, unlike 90% of the other flight schools in competition with TCA. TCA has entered the growth stage in which we strive to maintain a 5%+ revenue growth with profits - this stage continuing for the next 2 years until we intend to enter a consolidation stage (we expect to acquire flight training operations throughout the Texas Gulf Coast region to provide exceptional capabilities for our students training).

The Team

Officers and Directors

Name: Robert Anthony Boulanger

Robert Anthony Boulanger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & CEO
  Dates of Service: July 26, 2018 - Present
  Responsibilities: As director and Chief Executive Officer ('CEO') on the Board of Directors, will preside at all meetings of shareholders and directors, have general supervision of the Corporation's affairs, and perform all other duties as are incident to the office or are properly required of him or her by the Board of Directors.

- **Position:** President
  Dates of Service: July 26, 2018 - Present
  Responsibilities: The President is the primary officer appointed by the board of

directors to supervise operations of the corporation.

- **Position:** Treasurer
  Dates of Service: July 26, 2018 - Present
  Responsibilities: The Treasurer provides officer guidance on financial matters for the corporation.

Other business experience in the past three years:

- **Employer:** Oceaneering (and its predecessors Airsys, LLC and Portvision, LLC)
  Title: Director of Operations
  Dates of Service: January 01, 2012 - January 01, 2016
  Responsibilities: Mr. Boulanger was responsible for directing software development, hardware installations, and research & development

Name: Stacey Lynne Rhodes

Stacey Lynne Rhodes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director on the Board of Directors
  Dates of Service: July 26, 2018 - Present
  Responsibilities: Ms. Rhodes sits on the board of directors of the Company and provides professional sales input to board level decisions

- **Position:** Director of Admissions
  Dates of Service: July 26, 2018 - Present
  Responsibilities: Ms. Rhodes provides day to day customer service support to individuals looking to transition to a professional aviation career.

Other business experience in the past three years:

- **Employer:** EH Ellis LLC
  Title: Managing Member
  Dates of Service: September 12, 2018 - Present
  Responsibilities: Ms. Bird provides oversight and management of corporate affairs.

Other business experience in the past three years:

- **Employer:** Service Corporation International
  Title: Independent Sales Representative
  Dates of Service: February 01, 2016 - Present
  Responsibilities: Provide professional sales services for selling pre-need

cremation services throughout the Houston Texas region.

Name: Eva Fernandez

Eva Fernandez's current primary role is with NFDR Martial Arts LLC. Eva Fernandez currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Corporate Secretary
  Dates of Service: July 26, 2018 - Present
  Responsibilities: The Secretary must: a) Issue notices for all meetings, except for notices for special meetings of shareholders and special meetings of the Directors which are called by the requisite number of shareholders or Directors; b) Keep the minutes of all meetings; c) Have charge of the corporate seal and books; d) Make reports and perform duties as are incident to the office, or are properly required of him or her by the Board of Directors.

Other business experience in the past three years:

- **Employer:** NFDR Martial Arts LLC
  Title: Managing Member
  Dates of Service: July 03, 2016 - Present
  Responsibilities: The Managing Member provides all oversight and control over corporate affairs.

Other business experience in the past three years:

- **Employer:** NFDR Investments LLC
  Title: Managing Member
  Dates of Service: September 10, 2017 - Present
  Responsibilities: The Managing Member provides all oversight and control over corporate affairs.

Other business experience in the past three years:

- **Employer:** NFDR Properties LLC
  Title: Managing Member
  Dates of Service: September 10, 2017 - Present
  Responsibilities: The Managing Member provides all oversight and control over corporate affairs.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our services, that people think it's a better option than competing services, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the flight training industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or common stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Common Stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of Common Stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current

business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will grant voting rights to the CEO of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our services will be able to gain traction in the marketplace at a faster rate than our current services have. It is possible that our new services will fail to gain market acceptance for any number of reasons. If the new services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have services on the market. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent services earlier than us, or superior products than those developed by us. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Third Coast Aviation Inc.'s predecessor and subsidiary was formed on January 3, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Third Coast Aviation Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation, especially the FAA (U.S. Federal Aviation Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of services may be subject to change and if they do then the selling of services may no longer be in the best interest of the Company.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including certified flight instructors ('CFI'), certified airframe & plant mechanics, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We have only two directors, one of whom is also an officer.

We have only two directors on the board of directors, one of which is also an officer. The second director controls an entity that holds a significant portion of our outstanding Common Stock and Preferred Stock. Accordingly, we cannot establish board committees comprised of independent members to oversee functions like the decisions of the chief executive officer, compensation or audit issues. Until we have a larger board of directors which would include some independent members, if ever, there will be limited oversight of our president's decisions and activities and little ability for minority shareholders to challenge or reverse those activities and decisions, even if they are not in the best interests of minority shareholders.

Our board members control all corporate activities and can approve all transactions, including mergers, without the approval of other shareholders.

Members of our board of directors are granted voting rights of shares sold in this offering via proxy, giving them control of all shareholder votes. Therefore, they effectively control all corporate activities and can approve transactions, including possible mergers, issuance of shares and compensation levels, without the approval of other shareholders. Their decisions may not be consistent with or in the best interests of other shareholders.

The ability of our executive officers and directors to control our business may limit or eliminate minority shareholders' ability to influence corporate affairs.

Our executive officers and directors will control, through shares owned or voting rights granted via proxy, the majority voting rights, giving them majority voting power in shareholder elections. Because of this beneficial stock ownership, they will be in a position to continue to elect our board of directors, decide all matters requiring stockholder approval, including potential mergers or business changes, and determine our policies. The interests of our executive officers and directors may differ from the interests of other shareholders with respect to the issuance of shares, business transactions with or sales to other companies, selection of officers and directors and other business decisions. The other shareholders would have no way of overriding decisions made by our executive officers and directors. This level of control may also have an adverse impact on the market value of our shares because our two executive officers may institute or undertake transactions, policies or programs that may result in losses, may not take any steps to increase our visibility in the financial community and/or may sell sufficient numbers of shares to significantly decrease our price per share.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Robert Anthony Boulanger	1,353,636	Common Stock	45.1
EH Ellis LLC (Stacey L. Rhodes - 85% owner and Managing Member)	1,353,636	Common Stock	45.1

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Common Stock.

Common Stock

The amount of security authorized is 99,000,000 with a total of 3,000,000 outstanding.

Voting Rights

Holders of the Company's common stock with par value of $0.0001 (the "Common Stock") are entitled to one non-cumulative vote per share held of record on all matters submitted to stockholders for a vote at any meeting of stockholders.

Material Rights

Voting Rights for Investors in this Offering. Voting Proxy

All investors purchasing shares in this offering agree to grant their voting rights to the Chief Executive Officer of the Company (or his or her successor) as proxy on their behalf, subject to the terms of the subscription agreement, section 22, attached as Exhibit F to this offering.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more Common Stock, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $60,000.00
  Number of Securities Sold: 153,062
  Use of proceeds: Purchase of aircraft avionics and working capital.
  Date: October 01, 2017
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
The Company was a startup within the first two years of its operations, and therefore experienced significant losses.

Historical results and cash flows:

Since the Company was a startup within the first two years of operation which represent the financials stated herein, the Company expects future results more like the last 6 months of operations wherein the Company was breakeven to profitable. The Company cannot guarantee a profit or even breakeven results though. In the future 2 years, the Company hopes to continue to grow its revenue which will put a strain on profits as the Company will strive to hire new employees and strive to acquire more aircraft for its flight line.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has access to another $15,000 of debt from Quickbooks Capital based upon our cash flows. We have already paid down our LoanBuilder PayPal $28,500 loan by over $10,000, and LoanBuilder has offered another loan for the same amount or more based upon our payment history at the time.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The proceeds from this campaign are critical to the company executing on its business plan for expanding flight training into multiple locations throughout the Houston metropolitan area. With current operations at Ellington Field (KEFD) and Texas Gulf Coast Regional Airport (KLBX), we share aircraft and personnel between the airports and training locations - the proceeds of this campaign will allow us to fully staff these two locations and increase our flight line with new light sport aircraft. The proceeds of this campaign will also allow us to complete an acquisition of another flight training company outside of our quadrant of the Houston metropolitan area, establishing us as a major flight training organization within the Texas Gulf Coast region.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to our viability - our company has depended upon shareholder paid in capital for the first two years of its operations and can continue operations based solely upon its current capital base.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The continued operations of our Company for the next two years does not depend upon the minimum proceeds of this campaign. The minimum proceeds of this campaign will be used to pay professionals and advertising to ensure the success of this campaign for the next year.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company expects to be able to continue operations for at least a year without further capital if it raises its maximum funding goal. This is based upon expanding its operations into at least one more airport flight training location, expanding its flight line with light sport aircraft, and hiring more full-time personnel within its Certified Flight Instructor ('CFI') ranks as well as customer service representatives ('CSR').

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company currently banks with BBVA Compass and currently has personal loans from the majority shareholder and a consultant to the Company; this interaction has set the stage for BBVA Compass based lines of credit and loans for aircraft acquisition.

The Company contemplates that it will undertake at least a $5,000,000 offering in the future providing for an expansion of our business plan for flight training operations throughout Texas.

Indebtedness

- **Creditor:** Curtis Technical Services Inc.
  Amount Owed: $17,018.61
  Interest Rate: 12.0%
  Maturity Date: January 21, 2020

- **Creditor:** Loanbuilder by PayPal
  Amount Owed: $22,055.93
  Interest Rate: 21.44%
  Maturity Date: July 08, 2019

- **Creditor:** Shareholders (Robert Anthony Boulanger & Stacey Lynne Rhodes)
  Amount Owed: $30,131.72
  Interest Rate: 11.44%
  Maturity Date: February 12, 2023

Related Party Transactions

- **Name of Entity:** Robert Anthony Boulanger
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Mr. Boulanger provided 100% of a shareholder loan to the Company for $22,000, at an interest rate of 6.5%. The loan currently has $17,403 outstanding in December 2018.
  Material Terms: Mr. Boulanger provided a shareholder loan to the Company.

- **Name of Entity:** Stacey Lynne Rhodes
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Mrs. Rhodes provided 100% of a shareholder loan to the Company for $22,000, at an interest rate of 16.49%. The loan currently has $12,729 outstanding in December 2018.
  Material Terms: Mrs. Rhodes assumed this loan from a previous shareholder.

Valuation

Pre-Money Valuation: $3,000,000.00

Valuation Details:

Our current monthly profit is $8,000 in December 2018, which we will strive to increase to $55,000 within 36 months. Per industry experts referenced in AOPA (article at https://www.aopa.org/training-and-safety/flight-schools/flight-school-business/newsletter/2013/march/05/what-is-your-school-worth), we used a 4.5 multiple on EBITDA to come up with a pre-money valuation of $3,000,000. Management believes that subsequent to the current offering, the Company will acquire a number of flight training school in the Houston area to bolster our ability to provide a comprehensive offering for our airline partners, which will require the Company to issue shares in the acquisition process. The Company also believes that it will undertake expanding our offerings into further aviation operations, including aviation A&P (airframe and plant) mechanic operations and aircraft sales, which will also include the Company issuing shares.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Legal and Accounting*
  94.0%
  We expect to employ an independent CPA qualified to conduct an audit which is meets regulator requirements of subsequent contemplated capital raises. Legal professionals will also be engaged.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Buying aircraft & avionics*
  30.0%
  Flight schools need enough aircraft to ensure that students can freely schedule their flights, as well as a good mix between VFR (visual flight rule certified aircraft, without the need for advanced avionics), IFR (instrument rating with advanced avionics), high performance (aircraft with engines more than 200 HP), and multi-engine.

- *Company Employment*
  25.0%
  Ensure that management can enlarge operations (including director of operations, director of maintenance, and chief pilot) as well as provide for administration (controller, CFO). Also, ensure that we provide a great place to work to induce Certified Flight Instructors (CFI) to join us.

- *Marketing*
  15.0%
  Our sales functionality focuses on partnerships with regional airlines which requires approximately 5% of raise, with the majority required by marketing to student(s).

- *Working Capital*
  15.0%
  Working capital will be used for general operations cash flow management for expenses that are expended in the build up of employees and aircraft prior to their being put into service.

- *Legal and accounting*
  9.0%
  We expect to employ an independent CPA qualified to conduct an audit which is meets regulator requirements of subsequent contemplated capital raises. Legal professionals will also be engaged.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://thirdcoastaviation.com (https://thirdcoastaviation.com/investors/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/thirdcoastaviation

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Third Coast Aviation Inc.

[See attached]

I, Robert Anthony Boulanger, the President of Third Coast Aviation Inc., hereby certify that the financial statements of Third Coast Aviation Inc. and notes thereto for the periods ending December 31st, 2017 and December 31st, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The tax returns for the Company have not yet been filed for the period 2018.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 12th of February 2019.

_____ (Signature)

President _____ (Title)

THIRD COAST AVIATION INC.
Balance Sheets
December 31, 2018 and 2017

	2018	2017
ASSETS		
CURRENT ASSETS:		
Cash	$ 124	$ 37,176
Prepaid and other	3,321	1,949
Total	3,445	39,125
PROPERTY AND EQUIPMENT:		
Airplanes	56,637	51,566
Flight simulator	45,458	45,458
Furniture and fixtures	3,163	727
Other equipment	5,323	1,553
Total	110,581	99,304
Accumulated depreciation	(14,629)	(14,609)
Net	95,952	84,695
TOTAL ASSETS	$ 99,397	$ 123,820
LIABILITIES AND STOCKHOLDERS' **(DEFICIT)**		
CURRENT LIABILITIES:		
Accrued compensation and contractor costs	$ 303,679	$ 213,540
Advance payments from students	14,511	7,039
Other accrued expenses	6,635	2,778
Notes payable	22,056	-
Current portion of long-term debt	38,264	30,751
Total	385,145	254,108
LONG-TERM DEBT	33,955	55,201
TOTAL LIABLITIES	419,100	309,309
STOCKHOLDERS' (DEFICIT):		
Preferred stock at $0.001 par value; 10,000,000 shares authorized, 0 issued and outstanding	0	0
Common stock at $0.001 par value; 99,000,000 shares authorized; 3,000,000 shares issued and outstanding, respectively	3,000	3,000
Additional paid-in capital	57,500	57,500
Accumulated deficit	(380,203)	(245,989)
Total Stockholders' (Deficit)	(319,703)	(185,489)
TOTAL	$ 99,397	$ 123,820

See accompanying notes to the financial statements.

THIRD COAST AVIATION INC.
Statements of Operations
Year Ended December 31, 2018 and
Period January 3, 2017 (inception) to December 31, 2017

		2018		2017
Revenue	$	236,766	$	53,103
Cost of revenue		83,831		57,050
Net		152,935		(3,947)
Marketing, general and administrative		270,058		242,046
Operating loss		(117,123)		(245,993)
Other (including loss on disposal of aircraft of $16,039 in 2018)		(17,091)		4
Net Loss	$	(134,214)	$	(245,989)
Net loss per common share - basic and diluted	$	(0.04)	$	(0.09)
Weighted average number of common shares outstanding basic and diluted.		3,000,000		2,867,550

See accompanying notes to the financial statements.

THIRD COAST AVIATION INC.
Statement of Stockholders' Deficit
Year Ended December 31, 2018 and
the Period January 3, 2017 (inception) to December 31, 2017

	Common Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Shares issued at inception	2,846,938	$ 2,847	$ (2,347)	$ -	$ 500
Issuance of shares	153,062	153	59,847	-	60,000
Net loss	-	-	-	(245,989)	(245,989)
Balance, December 31, 2017	3,000,000	3,000	57,500	(245,989)	(185,489)
Net loss	-	-	-	(134,214)	(134,214)
Balance, December 31, 2018	3,000,000	$ 3,000	$ 57,500	$ (380,203)	$ (319,703)

See accompanying notes to the financial statements.

4

THIRD COAST AVIATION INC.
Statements of Cash Flows
Year Ended December 31, 2018 and
the Period January 3, 2017 (inception) to December 31, 2017

		2018		2017
OPERATING ACTIVITIES:				
Net Loss	$	(134,214)	$	(245,989)
Adjustment to reconcile net loss to net cash used in operating activities:				
Depreciation		20,647		14,609
Loss on disposal of aircraft		16,039		-
Net change in:				
Prepaid and other		(1,372)		(1,949)
Accrued compensation and contractor costs		90,139		213,540
Advance payments from students		7,472		7,039
Other		3,857		2,778
		2,568		(9,972)
FINANCING ACTIVITIES:				
Increase in loans		8,323		85,952
Sale of shares		-		60,500
		8,323		146,452
INVESTING ACTIVITIES:				
Increase in fixed assets		(47,943)		(99,304)
INCREASE (DECREASE) IN CASH		(37,052)		37,176
CASH AT BEGINNING OF PERIOD		37,176		-
CASH AT END OF PERIOD	$	124	$	37,176

See accompanying notes to the financial statements

THIRD COAST AVIATION INC.
Year Ended December 31, 2018 and
the Period January 3, 2017 (inception) to December 31, 2017

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

Third Coast Aviation Inc. (TCA) was founded as a Texas limited liability corporation (Texas LLC) on January 3, 2017. It reincorporated in Wyoming as a C corporation in January 2019. TCA is a general aviation company that provides flight training regulated by the Federal Aviation Administration of the United States of American (FAA) under Title 14 of the Code of Federal Regulations of the United States of America (CFR) Part 61 and assists our graduates and pilots to acquire aircraft that best fit their level of experience and financial situation.

The transaction in which the Texas LLC became a newly-incorporated Wyoming C corporation has been accounted for in a manner similar to a recapitalization for financial reporting purposes. The accompanying financial statements have been prepared as if the transaction had occurred on the first day of the first period included in the financial statements, and all operating data represents an ongoing continuation of the Company's operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Year-end

The Company has elected a calendar year end.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Airplanes and equipment

Airplanes and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful life of seven years

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned less estimated future doubtful accounts. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the services have been rendered or assets shipped to a customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

Income Taxes

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company had no material adjustments to its liabilities for unrecognized income tax benefits.

The operating results prior to December 31, 2018 of the Company are included in the tax return of the Company's founders. The Company is not entitled to the potential benefit of any of those losses.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. A fair value hierarchy has been established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.
Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at December 31, 2018 and 2017.

Net Loss Per Common Share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock and potentially outstanding shares of common stock during each period. There were no potentially dilutive shares outstanding as of December 31, 2018 or 2017.

Subsequent Events

The Company has evaluated all transactions from December 31, 2018 through the financial issuance date for subsequent event disclosure consideration and noted no significant subsequent event that needs to be disclosed.

Recently Issued Accounting Standards

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As reflected in the accompanying financial statements, the Company had negative working capital and a net stockholders' deficit at December 31, 2018 and had no committed source of debt or equity financing.

While the Company is attempting to generate additional revenues, the Company's cash position may not be significant enough to support the Company's daily operations. Management believes that the actions presently being taken to further implement its business plan and generate additional revenues provide the opportunity for the Company to continue as a going concern. While the Company believes in the viability of its strategy to increase revenues and in its ability to raise additional funds, there can be no assurances to that effect. The Company's ability to continue as a going concern is dependent upon its ability to achieve profitable operations or obtain adequate financing.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 – STOCKHOLDERS' DEFICIT

Common Stock

The holders of the Company's common stock:

- Have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

- Are entitled to share ratably in all the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

- Do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

- Are entitled to one noncumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

At inception, Robert Anthony Boulanger and EH Ellis LLC each received 1,353,636 shares of common stock. Other founders received an aggregate of 139,672 shares.

In October 2017, the Company sold 153,062 shares to an investor for $60,000.

At December 31, 2018, there are 3,000,000 shares of common stock issued and outstanding.

NOTE 5 - INCOME TAXES

The Company operated as a limited liability corporation (LLC) until the end of December 2018. Therefore, the results of its operations were included in the personal income tax returns of its owners. No pro forma provision for income taxes assuming the Company had been taxed as a C corporation for federal and state income tax purposes has been presented because the Company did not have pretax income in any period presented.

Income taxes are provided in accordance with ASC 740, *Income Taxes*. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

No provision was made for Federal income tax at December 31, 2018.

NOTE 6 – Long-Term Debt

Long-term debt consists of the following at December 31, 2018 and 2017:

	2018	2017
Flight Simulator Financing	$ 25,069	$39,395
Aircraft loans	17,118	-
Shareholder loans	30,132	46,557
Total	72,219	85,952
Less – current portion	(38,264)	(30,751)
Long-term portion	$ 33,955	$ 55,201

Of the shareholder loans, the amount due to Robert Anthony Boulanger was $17,403 in 2018 and $ 17,902 in 2017.

The loans bear interest at rates averaging 11.5% and are scheduled for repayment as follows:

Year	Amount
2019	$8,136
2020	$9,905
2021	$11,106
2022	$984

NOTE 7 – COMMITMENTS AND CONTINGENCIES

In March 2017, the Company entered into a four-year lease agreement for its office at Texas Gulf Coast Regional Airport in Angleton, Texas. The lease specifies monthly payments of $204 the first year, increasing 3% each year thereafter. In March 2018, the Company entered into a one-year lease agreement for its office at Ellington Airport. The lease specifies monthly payments of $1,000.

The Company also leases one aircraft from an unrelated party using a month-to-month short-term lease.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.


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Investors

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Raised of $10K - $107K goal

Third Coast Aviation Inc.

Professional Flight Training

Small OPO · Houston, TX
Transportation
Accepting International Investment

Overview Team Terms Updates Comments Share

Professional Flight Training

Invest in a growth business in a growing industry.

There is a desperate need for pilots in the United States - according to CAE Inc., 85,000 new airline pilots are needed over the next 10 years. Impediments to fulfillment of this growing need include:

- affordable and safe training rental aircraft,
- available Certified Flight Instructors ('*CFI*'),
- financing for students through their Commercial Pilots' License ('*CPL*'),
- a roadmap for transitioning careers, and
- customer service at flight schools.

That's where we come in at Third Coast Aviation! We didn't start as most flight training organizations did - a licensed pilot tires of their job and decides to become a CFI, finds a plane, and hangs out a shingle, or as we've heard it put, "*A bubba, a truck and a plane.*" No, we are a group of professionals who

Our Locations


ELLINGTON AIRPORT

Our headquarters are at Historic Ellington Field (KEFD) in southeast Houston, Texas, which happens to be a spaceport as well as one of the oldest airports in the world, just celebrating its 100th anniversary.



saw an opportunity (a huge need for training and absolutely no customer service) and brought our experience in operations (our president wrote the book on operations management, "The Operational Tool Chest: The DNA to Successful Organizations"), merchant banking, and adult training to bear on flight training.

Third Coast Aviation Inc. ('*TCA*') is a Part 61 flight training organization providing flight training at historic Ellington Field (KEFD) and Texas Gulf Coast Regional Airport (KLBX), working with commercial bound students transitioning into an aviation career. "Part 61 flight training" refers to the Federal Aviation Regulation defining CFI-centric training. There are also Part 141 flight schools that are FAA-regulated flight schools adhering to a strict curriculum. Even though we adhere to a curriculum developed by our Director of Curriculum, Nick Harwood, we believe the Part 141 process does not suit the majority of our students (*20% of our students come from 141 schools frustrated by the lack of flexibility in their training and finish their training with us*).

We are building a network of Part 61 flight schools throughout the Houston - The Woodlands - Sugar Land metropolitan area, delivering on the promise of a great lifestyle (being a pilot is just fun) and a great job (pilots can start with our airline partners at $65,000 plus bonuses their first year)!

Our first location operates out of Texas Gulf Coast Regional Airport (KLBX) in Angleton directly south of Houston, Texas on Highway 288.

Development Stage

Third Coast Aviation Inc. is an operating company with a two year history, with its operating subsidiary Third Coast Aviation LLC being incorporated in January 2017 and providing flight training since February 2017 through the present. Currently, we can provide all the services referenced below in the "*Our Services & Products*" section with current staff and existing aircraft on our flight line. We currently have over 24 students, with 5 full-time students taking our class track all the way through their commercial pilot license and 9 students having achieved varying licenses and ratings through our programs.

The Offering

Investment

$1.00 / Common Stock share | When you invest, you are betting the company's future value will exceed $3.1M.

Perks*

$1,000 — If you invest $1,000, you will receive a **TCA flight bag with TCA pen**.

$2,000 — If you invest $2,000, you will receive a **TCA flight bag with a signed copy of The Operations Management Tool Chest**.

$4,000 — If you invest $4,000, you will receive a **Discovery Flight**.

$15,000 — If you invest $15,000, you will receive a 2 hour flight with one of our pilots and aircraft from Ellington Field

$15,000 — If you invest $15,000, you will receive a **2 hour flight with one of our pilots and aircraft from Ellington Field.**

$25,000 — If you invest $25,000, you will receive a Discovery Flight, **dinner with our President in Texas on us, and TCA t-shirt, flight bag and pen.**

*All perks occur after the offering is completed.

Our mission - *Providing a clear path for students transitioning to an aviation career through financing, competent & safe flight training, affordable aircraft, and access to jobs after training.*



What TCA Has Accomplished So Far

Most businesses fail within the first two years of operations - we have already been in business for over two years and achieved a level of success as a flight training organization that our competitors don't understand! According to Pat Brown, AOPA Texas Ambassador, *"TCA is one of the largest three flight training organizations in Houston, Texas."* Some of our accomplishments include:

- 20% of our students start elsewhere and finish with us - our solution works compared to other flight schools;
- the only constraint on our revenue growth is capital available for more, newer aircraft;
- a partnership with Meritize that allows TCA to provide comprehensive financing for students that's affordable and finances their transition all the way through their CPL;
- GoJet Airlines Inc., a regional commercial airline, signed two partnership agreements with us, their Rotor Transition Program and Pilot Pipeline Program; and
- because of the way we do business, Texas Time Builders LLC (their aircraft N19VS is pictured below) partnered with TCA to deliver multi-engine training under our brand.

Putting in place comprehensive student financing and GoJet Airlines Inc. partnerships provides TCA a huge **competitive advantage** since only one competitor (ATP Flight School LLC) in Houston currently has this capability. This competitive advantage enables TCA to function in a business to business ('B2B') model instead of the model that most flight schools use, a business to consumer ('B2C') model. The B2B model provides **stable cash flow**, better **customer service**, and **more focused marketing initiatives** reaching more engaged individuals in a more efficient learning process.

Aviation professionals acknowledge that we are different and are seeking us out to join us and partner with TCA!



"We do things differently from other flight schools - we have a plan and work that plan!
We deliver student financing through Commercial Pilots Licenses, give our students an opportunity to work with TCA starting their aviation careers,
and have regional airline partnerships allowing our students to get seniority while working their way through their required flight hours."

- Robert Boulanger, President of Third Coast Aviation

Our Services & Products

Our real product is our students! We produce competent, safe pilots - that's it. In order to do that, we provide flight training services, aircraft rental, and aircraft acquisition, disposition & management ('*ADM*') services.

Flight Training Services

To become a pilot that can transition into a full-time professional aviation career, there is a progression of licenses needed:



1. Private Pilot's License ('*PPL*'),
2. Instrument Rating ('*IFR*'),
3. Commercial Pilot's License ('*CPL*'),
4. Certified Flight Instructor ('*CFI*') including various other instructing licenses like Certified Flight Instructor Instrument ('*CFII*') and Multi-Engine Instructor ('*MEI*'),
5. CPL Multi-Engine Rating, and
6. Airline Transport Pilot ('*ATP*').

Each license requires hours of ground school and dual flight instruction with a CFI, CFII, or MEI. Minimum amounts of flight time and dual instruction hours are prescribed by Federal Aviation Regulation Part 61 - for instance a PPL student must show at least 40 hours of flight time equating to about 40 hours of CFI time with prevailing **rates between $65 and $95 per hour**.

Each full-time student corresponds to <u>at least</u> $73,000 worth of Flight Training Services and Training Aircraft Rental, but that only provides about 325 hours of the 1,500 hours of flight time required - a huge opportunity to capture CFI's (a scarce commodity) because our full-time students are given an opportunity to join our CFI ranks to build their flight hours working for TCA.

Training Aircraft Rental



No pilot can learn to fly without being in the cockpit, so having <u>clean, safe, and affordable aircraft</u> for rental as part of the students' flight training is important. Our current **flight line rents from $130 to $300 per Hobbs hour** (each aircraft has a Hobbs meter which measures how long the engine has run). Our current flight line:

- ELITE PI-1000 5 screen professional advanced aviation training device,
- N26256 - 1977 Grumman Cheetah, previous race plane,
- N99964 - 1977 Grumman Cheetah (IFR),
- N9873U - 1979 Grumman Cheetah (IFR),
- N1595J - 1968 Piper PA28-140 Cherokee, and
- N19VS - 1964 Piper PA30 Twin Comanche (IFR).

Unlike many other flight training organizations, TCA has invested in a flight simulator that can be used to allow students to work on their instrument proficiency and log students to work on their instrument proficiency and *log those hours towards their proficiency* requirements - this simulator is called an Advanced Aviation Training Device ('AATD'). Even when weather precludes flight, this AATD can be used.

We intend to add brand new light sport 2017 Sport Cruisers to our flight line in early 2019, which will be the newest flight line in Houston. This will decrease our maintenance, increase our margins, and give us a marketing edge.

Aircraft acquisition, disposition, and management services

We acquire aircraft for our flight line, but our students and other seasoned pilots need aircraft as well - that's why we provide aircraft acquisition, disposition (sales), and management services ('ADM'). Aircraft ADM services are a great service for pilots and provide operating margins for TCA while ensuring a steady supply of reasonably priced aircraft for our training flight line.

Aircraft acquisitions take up to 90 days and incur a fee averaging 6% of the total price of the aircraft - this includes CFI skills assessments, aircraft search, inspection services and make ready. Using our copyrighted TCA Aircraft Acquisition Process, we ensure pilots achieve purchase goals staying within their budget and skills. Pilots leverage our organizational knowledge, thousands of hours of CFI flight time, and our maintenance personnel to acquire aircraft without surprises!

Aircraft sales or dispositions follow a similar process but may take up to 180 days for a sale. Our fee is 7% depending upon the aircraft valuation, with $3,000 minimum.

We do **aircraft management** as some of our flight line aircraft are on leasebacks. We provide aircraft owners professional management for the operation, maintenance and marketing of their aircraft in order to either generate a steady revenue stream to offset the cost of their aircraft or to ensure their own safety. Our minimum monthly fee is $500 per aircraft or 25% of the revenue stream.

Our Market and Industry





The flight training industry must grow extensively to accommodate the huge need for airline transport pilots ('*ATP*') worldwide, but the industry hasn't been keeping up, mainly because of the "*mom and pop*" and "*bubba, a truck and a plane*" mentality prevalent in the industry - it's ok not to make a profit because "*everyone knows that you can't make any money doing training*" - **hogwash**! Because of those two items, most flight schools never make it past two years of business nor have over one aircraft.

According to IBIS World on their website, "*over the five years to 2018, the Flight School industry is expected to grow an annualized 1.6% to $2.9 billion, including a projected 1.6% increase in 2018*" and "*changing regulatory framework and a growing disinterest in aviation as a profession muddled the industry's performance despite a growing economy.*" Here are









industry's performance despite a growing economy." There are industry statistics from IBIS World:

- 2018 total revenue of $3 billion,
- 917 businesses,
- annual growth rate of 1.6%, and
- employment of 15,462.

Get Credit for Your Merit

The only large competitors in our industry are:

- CAE Inc., a publicly traded Canadian company, #1 in the industry with $1.6B in revenue in 2017 and $2.8B overall revenue;
- FlightSafety International Inc., owned by Berkshire Hathaway Inc., with 2018 overall revenue of $1.2B; and
- ATP Flight School LLC, with 38 locations and 352 aircraft.

TCA intends to consolidate the Houston - The Woodlands - Sugar Land metropolitan flight training industry, focusing on capturing more than 25% of the market before looking to expand into the rest of the Texas market. FAA statistics put the Houston flight school industry at:

- 162 CFI's in the metro area,
- 18 Part 61 schools, and
- 6 Part 141 schools.

Our current primary market is within 35 miles of our Ellington Field and Texas Gulf Coast Regional Airport locations, which means our possible client base is (from April 2018 statistics):

- 1080 students pilots,
- 2,369 private pilots (PPL), and
- 1,150 commercial pilots (CPL).

As you can tell from the largest competitors listed and their revenue, the industry is very fragmented with the overwhelming majority of flight schools grossing under $100,000 annually. Over 60% of the total annual industry revenue has nothing to do with primary flight training - training for the PPL through CPL. **This leaves a huge opportunity for a company that is well funded, professionally managed, and customer service focused to consolidate the industry!**

With our financing focused on career transition from Meritize to our regional commercial airline partnerships with GoJet Airlines, we believe we are that company.

Invest in Our Company Today!

We believe the case for investment is clear:

Third Coast Aviation

- a growing, fragmented industry prior to required



industry growth per the FAA and competitors' analysis,

- a professionally managed operation,
- service delivery personnel above the competitors,
- a competitive edge providing comprehensive financing and career planning, and
- a B2B business model that enables us to have longer and more stable relationships with our students since they have secured financing provided by Meritize or one of our partnerships with GoJets Airlines LLC!

Investing now at our current valuation provides an entry point with a company beginning the journey of consolidation in a growth industry while doing something socially responsible - helping individuals transition into an excellent career (aviation) and helping our nation fill a gaping need for pilots.

CAE Inc., our largest competitor provides a great contrast - a 21 price to trailing earnings (P/E) is much greater than the 4.5 multiple of earnings that we used for our valuation for future earnings.

Besides, learning to fly is just fun and profitable! Come join us.



Our Company Launches!

Third Coast Aviation LLC, now our operating subsidiary, started after two months of planning.



Advanced Aviation Training Device

We acquired ELITE Systems PI-1000 Professional Advanced Aircraft Training Device ('AATD') simulator.



3 Aircraft Flight Line

Three Grumman Cheetahs on the flight line.



Meritize Student Financing

TCA signs partnership with Meritize to provide financing for professional flight training students.



Launch on StartEngine

Now YOU can own a part of our company!



Training Location Acquisition (Anticipated)

TCA negotiating with two Houston flight schools and plans on acquiring at least one more training facility by mid-2019. (Anticipated)

| January 2017 | October 2017 | October 2018 | December 2018 | April 2019 | June 2019 |
| March 2017 | February 2018 | November 2018 | January 2019 | April 2019 |



Acquisition of First Aircraft

TCA acquires our first aircraft, a 1979 Piper



Ellington Field Headquarters

We opened a second location and moved



GoJet Airlines Partnerships

TCA officially joined two partnership programs with GoJet Airlines LLC, including their Rotor Transition



Profitable and Stable Growth

TCA has 6 months of profit and revenue over $22,000.



2017 Sport Cruiser aircraft (Anticipated)

aircraft, a 1979 Piper
PA-28 Archer II.

location and moved
our headquarters to
historic Ellington Field
('KEFD') with hangar,
training, and
maintenance facilities.

Program and Pilot
Pipeline Program.

over $22,000.

To provide
unsurpassed training
aircraft, TCA plans on
adding two light sport
aircraft to our flight
line. (Anticipated)

In the Press

 

SHOW MORE

Meet Our Team



Robert A. Boulanger
CEO, President, Treasurer

*With a lifelong love of aviation, Tony founded
TCA in January 2017, so he could provide the
professional training he was never able to
find in Houston. With 25 years experience in
operations management, Tony not only
applies his disciplined operational
management to TCA, but he also authored
"The Operational Tool Chest, the DNA of
Successful Organizations," which is available
from Amazon. Prior to TCA, Tony was a*



Stacey L. Bird
Director of Admissions &
Director on the Board of
Directors

*Stacey has a passion for helping people who
are transitioning into a new career, which
fits perfectly with her work as Director of
Admissions. One of TCA's founders, Stacey
interacts with students, closes the sale, gets
initial classes scheduled and integrates them
into our training experience. Stacey brings
experience in sales at the Neptune Society as*



Eva Fernandez
Corporate Secretary, Office
Manager

*Representing NFDR Martial Arts LLC as the
first investor in TCA and part of a family of
aviators, Eva works with our students and
Certified Flight Instructors ensuring their FAA
and TSA mandated paperwork is complete
and scheduling is in order. As a 4th Degree
black belt in TaeKwonDo as well as in other
martial arts disciplines and a senior
instructor, Eva helps bind our student*

successful entrepreneur in RV parks, land development, information technology and maritime operations.

  

well as previous positions doing legal office support and medical coding at Blue Cross Blue Shield of North Carolina.

 

population together.

 



Jon Disler
Chief Pilot
One of the most senior certified instructors in Houston, Mr. Disler is a huge addition to the TCA staff. Mr. Disler retired as a NASA engineer with a career spanning the Apollo 10 mission, the Space Shuttle missions, and the International Space Station. His certifications include Commercial Pilot ('CPL'), Certified Flight Instructor ('CFI'), Certified Flight Instructor Instrument ('CFII'), and Certified Multi-Engine Instructor ('MEI').

 



Nick Harwood
Director of Curriculum
Nick is a graduate of Northwestern Michigan College (NMC) where he earned his commercial and flight instructor pilot certificates. Nick was a flight instructor at NMC before beginning his career in unmanned aircraft at BAE Systems. With multiple deployments in Iraq and Afghanistan, Nick has logged over 1000 combat flight hours in a variety of unmanned aircraft. Nick holds a CPL, CFI, CFII, and MEI.

  



Justin Hagel
Military Liaison
As TCA military liaison, Justin works with military personnel transitioning to aviation careers and is one of our Rotor Transition Program participants. With several years fulltime in the U.S. Army and in the U.S. National Guard as a AH-64D Apache helicopter pilot, Justin brings invaluable insight in implementing our mission statement.

 



Shane Watters
Director of Maintenance
Shane holds an FAA Airframe & Plant ('A&P') Mechanics License with Inspection Authorization ('IA') and has been Director of Maintenance for TCA since 2018. Shane is also Night Director of Maintenance for Southwest Airlines at their Houston Hobby ('HOU') maintenance facility, with previous experience at multiple maintenance facilities as well as with the U.S. Air Force.



James "Jim" Gardner
CFI, CFII, MEI
James started flying in the USAF flying T37 and T-38. James followed his USAF time with time at 7 years as a NASA Space Shuttle communications systems engineer. Throughout his career, James provided certified flight instruction, both within aero clubs and independently.

 

Offering Summary

Company	:	Third Coast Aviation Inc.
Corporate Address	:	11200 Blume Avenue, Houston, TX 77034
Offering Minimum	:	$10,000.00
Offering Maximum	:	$107,000.00
Minimum Investment Amount (per investor)	:	$400.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	10,000
Maximum Number of Shares Offered*	:	107,000
Price per Share	:	$1.00
Pre-Money Valuation	:	$3,000,000.00

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Voting Proxy

All investors purchasing shares in this offering agree to grant their voting rights to the Chief Executive Officer of the Company (or his or her successor) as proxy on their behalf, subject to the terms below:

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Perks*

- If you invest $1,000.00, you will receive **TCA flight bag with TCA pen**.
- If you invest $2,000.00, you will receive **TCA flight bag with a signed copy of The Operations Management Tool Chest**.
- If you invest $4,000.00, you will receive a **Discovery Flight**.
- If you invest $15,000.00, you will receive a **2 hour flight** with one of our pilots and aircraft from Ellington Field.
- If you invest $25,000.00, you will receive **dinner with our management team** in Houston, Texas and TCA t-shirt, flight bag and pen.

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Third Coast Aviation Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 Common Stock, meaning you'll own 100 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative; Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Third Coast Aviation Inc. to get notified of future updates!

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1. Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Tony Boulanger, President

Third Coast works extremely hard to provide the means for students to get started on a professional career or path in their training to actually make it all the way to the airlines.

Narrator

Commercial airlines need new pilots. Currently there are 60,000 North American pilots that are needed over the next 10 years. Recruiters can't find enough qualified pilots. Those career minded students that want to be pilots, they can't find the financing through your commercial pilot's license.

Justin Hagle, Military Liaison

As a military liaison is what I'm doing is helping other helicopter pilots, more specifically military helicopter pilots, to make the transition into the airlines and the fixed wing license. I sit them down with the owners here and the CFI's here, they go through their log books, they see where they're at and show and tell them what they need to do to get where then want to be.

Stacey Bird, Director of Admissions

As director of admissions for Third Coast Aviation, I work with students transitioning to an aviation career to ensure that their financing is in place and that their goals align with our instructional path. And more importantly, that they will finish. Not all students that come to us will be accepted. We interview them, not the other way around. If they can't advance in their previous career, they probably won't be successful in our with commercial airline partners either.

Tony Boulanger, President

Third Coast Aviation does things a little bit differently. We actually manage the student. We put the student on a schedule, we get them into a program and we have expectations for them to be here at certain times. So we're able to accomplish a lot more training with fewer resources.

Narrator

According to the NBAA, Texas is a major worldwide aviation hub. The Houston - The Woodlands - Sugar Land metropolitan area has 6.3 million people and a large population seeking transition to new careers.

Eva Fernandez, Corporate Secretary

My family is all about the aviation profession. My daughter and son are both Embry Riddle and both Third Coast Aviation students because of the availability of aircraft and the level of our CFI's.

Justin Hagel, Military Liaison and National Guards

Initially I came to Third Coast Aviation because it is right here at Ellington Airfield where my Apaches are at, so i can come to work here or come to train here for my fixed wing training and then I can go right back down the ramp to the 64's and still maintain my military minimums. The owners are great, the CFI's are great, my CFI Jon Disler has over 40 years of experience training students. So that's more than a lot of us have been alive, so it's a unique opportunity.

Narrator

Most flight training organizations implement a business to consumer model whereas Third Coast Aviation provides a professional minded business to business model, ensuring that our commercial airline partners have access to a steady stream of qualified, safe pilots.

Tony Boulanger, President

We're working with our partners within the regionals and setting up arrangements, so when we get a student and when they go through a program, they have the ability to get these loans paid off as they go into the airlines.

Stacey Bird, Director of Admissions

We're able to provide three different financing plans for students. One just includes their private pilot's license and IFR rating. And then two, we have two different plans that provide financing all the way through the commercial license.

Narrator

No business model is complete without an exit strategy. Third Coast Aviation has a goal of providing a strategic, well-funded, publicly traded company to consolidate the Houston metro area flight training industry, and then expand that over the Texas Gulf Coast. In the future, other financing will allow us to continue that consolidation throughout the Texas Gulf Coast.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Wyoming
Secretary of State

Wyoming Secretary of State
2020 Carey Avenue
Suite 700
Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Jul 26 2018 1:13PM
Original ID: 2018-000813657

Profit Corporation
Articles of Incorporation

I. The name of the corporation is:
Third Coast Aviation Inc.

II. The name and physical address of the registered agent of the corporation is:
Registered Agents Inc.
30 N Gould St Ste R
Sheridan, WY 82801

III. The mailing address of the corporation is:
30 N Gould St Ste R
Sheridan, WY 82801

IV. The principal office address of the corporation is:
30 N Gould St Ste R
Sheridan, WY 82801

V. The number, par value, and class of shares the corporation will have the authority to issue are:

Number of Common Shares:	99,000,000	Common Par Value:	$0.0001
Number of Preferred Shares:	0	Preferred Par Value:	$0.0000

VI. The name and address of each incorporator is as follows:
Registered Agents Inc.
30 N Gould St Ste R Sheridan, WY 82801

Signature: *Riley Park* Date: **07/26/2018**

Print Name: **Riley Park**

Title: **Authorized Individual**

Email: **reports@registeredagentsinc.com**

Daytime Phone #: **(307) 200-2803**



☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: Registered Agents Inc.

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☐ An Individual   ☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator or organizer. The following individual is signing on behalf of all Organizers or Incorporators.

Filer Information:
By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature: *Riley Park*   Date: **07/26/2018**

Print Name: **Riley Park**

Title: **Authorized Individual**

Email: **reports@registeredagentsinc.com**

Daytime Phone #:   **(307) 200-2803**



Secretary of State

Wyoming Secretary of State
2020 Carey Avenue
Suite 700
Cheyenne, WY 82002-0020
Ph. 307-777-7311

Consent to Appointment by Registered Agent

Registered Agents Inc., whose registered office is located at **30 N Gould St Ste R, Sheridan, WY 82801**, voluntarily consented to serve as the registered agent for **Third Coast Aviation Inc.** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Riley Park* Date: **07/26/2018**

Print Name: **Riley Park**

Title: **Authorized Individual**

Email: **reports@registeredagentsinc.com**

Daytime Phone #: **(307) 200-2803**





STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Third Coast Aviation Inc.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **26th** day of **July**, **2018** at **1:13 PM.**

Remainder intentionally left blank.

Filed Date: 07/26/2018

Edward A. Buchanan
Secretary of State

Filed Online By:

Riley Park

on 07/26/2018



Wyoming Secretary of State
2020 Carey Avenue, Suite 700
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

WY Secretary of State
FILED: 03/09/2019 09:14 AM
Original ID: 2018-000813657
Amendment ID: 2019-002513638

Profit Corporation
Articles of Amendment

1. Corporation name:

Third Coast Aviation Inc.

2. Article number(s) | V. | is amended as follows:

Number of Common Shares: 99,000,000 Common Par Value: $0.0001
Number of Preferred Shares: 10,000,000 Preferred Par Value: $0.0001

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on | 02/22/2019 |
(Date – mm/dd/yyyy)

Received
FEB 26 2019
Secretary of State
Wyoming

5. Approval of the amendment: *(Please check __only one__ appropriate field to indicate the party approving the amendment.)*

[ ] __Shares were *not* issued__ and the board of directors or incorporators have adopted the amendment.

<u>OR</u>

[ ] __Shares were issued__ and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

<u>OR</u>

[✔] __Shares were issued__ and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: *Riley Park*

(May be executed by Chairman of Board, President or another of its officers.)

Date: 02/22/2019 *(mm/dd/yyyy)*

Print Name: Riley Park

Title: Authorized Individual

Contact Person: Riley Park

Daytime Phone Number: (307) 200-2803

Email: reports@registeredagentsinc.com

(Email provided will receive annual report reminders and filing evidence.)
May list multiple email addresses

Checklist
- ✔ *Filing Fee: $50.00* Make check or money order payable to Wyoming Secretary of State.
- ✔ Please submit one **originally signed** document.
- ✔ **Typical processing time is 3-5 business days** following the date of receipt in our office.
- ✔ Please review form prior to submitting to the Secretary of State to ensure all areas have been completed to avoid a delay in the processing time of your documents.

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

%%NAME_OF_ISSUER%%

%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

The undersigned understands that %%NAME_OF_ISSUER%%, a Corporation organized under the laws of %%STATE_INCORPORATED%% (the "Company"), is offering up to $%%MAX_FUNDING_AMOUNT%% of Common Stock (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated %%DATE_OF_LAUNCH%% the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. PST on %%FUNDING_END_DATE%%, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities.

(a) Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") [a] from the undersigned by %%PAYMENT_METHOD%% of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(b) **Special Provisions for cryptocurrency payments.** Notwithstanding Section 4(a), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of %%STATE_INCORPORATED%%, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.

i. The undersigned has reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, StartEngine nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

f) Uncertified Shares.

i. The undersigned acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives the undersigned's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

9. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the %%ISSUER_LOCATION%% which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	**%%ADDRESS_OF_ISSUER%%** **E-mail: %%ISSUER_EMAIL%%** **Attention: %%ISSUER_TITLE%%**
with a copy to:	**Attention: %%LEGAL_NAME%%** **E-mail: %%LEGAL_EMAIL%%**
If to the Purchaser:	**%%VESTING_AS%%** **E-mail: %%VESTING_AS_EMAIL%%** **Attention: %%INVESTOR_TITLE%%**

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this %%NOW%%.

PURCHASER (if an individual):
By_%%SUBSCRIBER_SIGNATURE%%_____ Name:%%VESTING_AS%% %%VESTING_AS_EMAIL%% %%SUBSCRIBER_SIGNATURE%%

PURCHASER (if an entity):
__%%SUBSCRIBER_SIGNATURE%%_____

Legal Name of Entity

By_____%%INVESTOR_SIGNATURES%%_____

Name: %%VESTING_AS%%

%%VESTING_AS_EMAIL%%

Title:%%INVESTOR_TITLE%%

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to %%EQUITY_SHARE_COUNT%% Securities for $%%VESTING_AMOUNT%%.

%%NAME_OF_ISSUER%%
By____%%ISSUER_SIGNATURE%%_____ Name: %%NAME_OF_ISSUER%% Title: %%ISSUER_TITLE%%

[a]

Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.